EFT Holdings, Inc.

Suite 300

17800 Castelton Street

City of Industry, CA 91748

March 7, 2012

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EFT Holdings, Inc.
Form 10-K for the year ended March 31, 2011
Filed August 23, 2011
File No. 000-53730

Dear Ms. Thompson,

EFT Holdings, Inc. (the “Company”) hereby confirms receipt of the granting of a ten business day extension of the response deadline to comments from the staff of the Securities and Exchange Commission on the above referenced Form 10-K for the year ended March 31, 2011. Accordingly, the Company acknowledges the new response deadline of March 21, 2012.

Please contact me at (626) 581-3335 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

EFT Holdings, Inc.

By:	/s/ William E. Sluss
William E. Sluss Chief Financial and Accounting Officer